Exhibit (a)(1)(iv)

June 1, 2017

Dear New York & Company Associate,

I am pleased to announce the commencement of the New York & Company Stock Appreciation Right and Option Exchange Program (the “Exchange Program”).  This Exchange Program will give you the opportunity to exchange certain “out-of-the-money” Stock Appreciation Rights and Stock Options (the “Eligible Awards”) you currently hold for new Stock Appreciation Rights (the “Replacement SARs”) to receive fewer shares at a lower per share exercise price. We offer stock awards to motivate and reward associates by enabling you to benefit from increases in the price of New York & Company common stock. When stock awards are “out-of-the-money,” their motivational and retention value is diminished.  Since we value the significant contributions that you make to the organization, we are initiating the Exchange Program in an effort to restore some of the value to our stock program.

Enclosed with this mailing are:

•                  An offering memorandum, which contains detailed information about the Exchange Program,

•                  A highlights brochure, which gives an overview of the Exchange Program, and

•                  A personalized election form, which contains information about your specific Eligible Awards that can be exchanged for Replacement SARs in the Exchange Program.

The decision to participate in the Exchange Program is voluntary, and I encourage you to review the enclosed materials and consult with your personal financial and tax advisors.  I am pleased the Company’s Board of Directors has offered you this choice, subject to stockholder approval at the Company’s 2017 Annual Meeting, and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

Any questions regarding the Exchange Program may be directed to the New York & Company Exchange Program hotline at 212- 884-2750 or sent via e-mail to exchangeprogram@nyandcompany.com.

As always, thank you for your continued hard work and dedication.

/s/Gregory Scott
CEO

The Exchange Program materials contain important information for associates, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov .

Eligible associates may obtain, free of charge, a written copy of the offering memorandum and other materials by calling New York & Company, Inc. at 212-884-2750 or sending an e-mail to exchangeprogram@nyandcompany.com.